EXHIBIT 23.2
Shields & Company, Inc.
INVESTMENT BANKERS
890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034
March 16, 2009
PERSONAL AND CONFIDENTIAL

Mr. Robert Leahy
Chief Operating Officer & Chief Financial Officer SoundBite
Communications, Inc.
22 Crosby Drive
Bedford, MA 01730
Mr. Leahy:
     Shields & Company, Inc. (“Shields & Co.”) was retained by SoundBite Communications, Inc. (the “Company” or “SoundBite”) to determine the fair market value of the Company’s common stock and to render analyses setting forth Shields & Co.’s conclusions for various dates in 2006 and 2007. Shields & Co. understands that the analyses were primarily used by SoundBite’s management and its Board of Directors for financial (FAS 123R) and tax (IRC Section 409A) reporting purposes in connection with the issuance of certain common stock options.
     Shields & Company consents to allow SoundBite to use the following language for its 2008 Form 10K in regards to Shields & Co.’s role in estimating the fair market value for consideration by SoundBite’s Board of Directors in determining the exercise prices of the Company’s common stock options:
     “In determining the exercise prices for options granted, the Company’s Board of Directors considered the fair value of the common stock as of the grant date. Prior to the Company’s initial public offering, the fair value of the common stock was determined by the Board of Directors after considering a broad range of factors, including the illiquid nature of an investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and sale and offer prices of redeemable convertible preferred stock in private transactions negotiated at arm’s length. In addition, the Board of Directors considered valuation reports of Shields & Company, Inc., an independent, third-party investment banking firm, delivered in connection with certain of the option grant dates during 2006 and 2007. Subsequent to the Company’s initial public offering, the fair value of the Company’s common stock, as defined in the 2007 Plan, is the closing price of the security as listed on the Nasdaq securities exchange on the date of grant.”
     Should you have any questions or comments please feel free to contact us for further clarification.
Sincerely,

Richard W. Newman
Managing Director